SEC
Mail Processing
Section

FEB 28 2017

Washington DC
416

17008494

SEC
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JUST2TRADE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PENN PLAZA, 16TH FLOOR
(No. and Street)

NEW YORK	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
XING WANG - CEO 1-855-274-4934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. LAKE STREET, SUITE 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, XING WANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JUST2TRADE, INC., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BUTSAYARAT RATTANACHANTRANON
NOTARY PUBLIC
NO. 01RA6322186
QUALIFIED IN NEW YORK COUNTY
COMM. EXP. 03/30/2019
STATE OF NEW YORK

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Just2Trade, Inc.

1 Penn Plaza, 16th Floor
New York, NY 10119

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

****

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Just2Trade, Inc.

We have audited the accompanying statement of financial condition of Just2Trade, Inc. (the "Company") as of December 31, 2016 and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Just2Trade, Inc.as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 9, 2017

Just2Trade, Inc.
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 358,100
Receivable from broker-dealers	26,930
Deposits with clearing organizations	150,000
Securities owned, at fair value	3,835
Prepaid expenses and other assets	60,001
Property and equipment, net	329,909
Intangible assets, net	570,000
Total assets	$ 1,498,775
Liabilities and stockholder's equity	
Liabilities	
Accrued expenses and other liabilities	$ 79,249
Total liabilities	79,249
Stockholder's equity	
Common stock, no par value;	
100 shares authorized, issued and outstanding	210,040
Paid-in capital	12,175,000
Accumulated deficit	(10,965,514)
Total stockholder's equity	1,419,526
Total liabilities and stockholder's equity	$ 1,498,775

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Just2Trade, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). On November 25, 2015, the Company filed a Certificate of Amendment with the State of Delaware to change its name from "WhoTrades, Inc." to "Just2Trade, Inc."

On August 26, 2016, the Company was approved by NFA as an Introducing Broker ("IB"). On June 6, 2016, the Company executed a "fully-disclosed" clearing agreement with another broker-dealer, GAIN Capital Holdings, Inc. ("GAIN"), whereby the Company will operate as an introducing broker under the clearing agreement with GAIN (clearing broker), which assumes and maintains the accounts of the Company's customers.

In February 2015, the Company executed a "fully disclosed" clearing agreement with another broker-dealer, COR Clearing LLC ("COR"), whereby the Company will operate as an introducing broker under the clearance agreement with COR (clearing broker), which assumes and maintains the accounts of the Company's customers.

In March 2015, the Company amended its executed "fully disclosed" clearing agreement dated October 2012, with another broker-dealer, Vision Financial Markets, LLC ("Vision"), whereby the Company will operate as an introducing broker under the clearance agreement with Vision (clearing broker), which assumes and maintains the accounts of the Company's customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangible Assets
Acquired intangible assets with finite lives, which consist of trade name, website intellectual property, and brokerage customer accounts are amortized on a straight-line basis over estimated useful lives of 5 years. The Company performs an annual review of its intangible assets for impairment. No indication of impairment was noted.

Securities Owned
Securities owned at December 31, 2016, are carried at fair value, include the following:

Description	Percentage of Stockholders' Equity		Securities Owned
Equities	**0.3%**	**$**	**3,795**
Options on equity securities	**0.0**		**40**
Total	**0.3%**	**$**	**3,835**

Equities and options on equities are valued at the closing price reported on the active market on which the individual securities are traded.

Revenue Recognition
Security and futures transactions and the related revenue and expense are recorded on the trade date as if they had settled. Unrealized gains/(losses) on securities held at year end are included in revenues/(losses) principal transactions in the statement of operations. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2016, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2013.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with Vision and COR for the purposes of supporting clearing and settlement activities. The Company maintains a deposit with Vision in the amount of $50,000 at December 31, 2016. The Company maintains a deposit with COR in the amount of $100,000 at December 31, 2016.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data.

However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2016:

Description		Total		Level 1
Long equities	$	3,795	$	3,795
Options on equity securities		40		40
Total	$	3,835	$	3,835

4. Related Party

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company shares office space and IT infrastructure with WhoTrades FX, LLC ("FX"), another company under the common ownership of F.H. Global, Inc. The Company and FX have agreed to share certain operating expenses. The amount of shared expenses at December 31, 2016 is not significant.

The Company has historically relied on its parent to meet its cash flow requirements. The Company will need additional funds to sustain its operations and to fund future business development. The parent is committed to fund the Company due to the role the Company plays in the parent's overall strategy.

5. Property and Equipment and Intangible Assets

Property and equipment consist of the following at December 31, 2016:

Computer hardware and related equipment	$	608,625
Furniture and fixtures		66,389
Other property		858,486
		1,533,500
Less: accumulated depreciation		(1,203,591)
	$	329,909

As of December 31, 2016, the Company has the following amounts related to intangible assets:

	December 31, 2016		
	Gross Carrying Amount	*Accumulated Amortization*	*Net*
Amortized intangible assets:			
Trade name and website intellectual property	$ -	$ -	$ -
Brokerage customer accounts	900,000	(330,000)	570,000
Total	$900,000	$(330,000)	$570,000

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the four succeeding years:

For the Year Ending December 31	*Estimated Amortization Expense*
2017	$180,000
2018	$180,000
2019	$180,000
2020	$30,000

6. Derivative Financial Instruments

Derivative financial instruments traded by the Company (the value of which is based upon an underlying asset, index or reference rate) include options.

Derivatives are used for trading purposes and managing risks associated with the portfolio of investments and are not designated as hedging instruments. They are subject to various risks similar to those related to the underlying financial instruments, including market and credit risks.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk is limited to amounts recorded by the Company as assets.

Options

The Company may buy or sell short put and call options through listed exchanges and over-the-counter markets. The buyer has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific security or other underlying asset at a specified price prior to or on a specified expiration date. In connection with selling options short, the Company is exposed to the risk of loss if the market price of the underlying asset declines (in the case of a put option) or increases (in the case of a call option). The market and credit risk associated with purchasing put and call options is limited to the amount originally paid.

Amounts paid on purchasing options are recorded as assets while proceeds received from selling options short are recorded as liabilities on the statement of financial condition which are both subsequently adjusted to fair value. The difference between the fair value of an option and the amount paid or proceeds received are included in revenues – principal transactions on the statement of operations.

The fair value of derivative instruments on the statement of financial condition can be seen in the fair value footnote disclosure. There is no material impact on the statement of operations.

Volume of Derivative Activities

At December 31, 2016, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by derivative, are as follows:

	Long Exposure	
Derivative	Notional Amounts (a)	Number of Contracts
Options – Long	$ 3,000	4

Notional amounts for options are based on the fair value of the underlying instruments as-if exercised at December 31, 2016.

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) are presented below:

	December 31, 2016
Net operating loss carryforward	**$ 3,438,064**
Depreciation expense	**80,123**
Valuation allowance	**(3,518,187)**
	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not bc realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income ovcr the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of $3,518,187 against its deferred tax asset.

The valuation allowance increased from $2,983,000 during 2015 to $3,518,187 during 2016. At December 31, 2016, the Company's net operating loss carryforwards for federal and state and local tax purposes were approximately $8,511,533 and $8,127,610, respectively, which are available to offset future federal and state and local taxable income, if any, which will expire through the year ended December 31, 2036.

8. Commitments

The Company, together with FX, agreed to lease and share office premises. The Company and FX are jointly and severally obligated under a non-cancellable operating lease for this office space. This lease will expire on March 31, 2021.

Future minimum annual rental payments under the new lease are as follows:

Year ending December 31,	
2017	**189,197**
2018	**189,197**
2019	**189,197**
2020	**189,197**
Thereafter	**47,300**
	$ 804,088

The Company has a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $459,038 which exceeded the required minimum net capital of $100,000 by $359,038. Aggregate indebtedness at December 31, 2016, was $79,249. The ratio of aggregate indebtedness to net capital was 0.173 to 1.

10. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its bank. Balances at its bank are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2016, the Company had approximately $108,000 in excess of FDIC insured limits.

11. Subsequent Events

The Company has evaluated subsequent events occurring through February 9, 2017. The Company feels that no material events have occurred that would require disclosure.

Just2Trade, Inc.
Notes to Financial Statement
December 31, 2016

****

The Company's Statement of Financial Condition as of December 31, 2016 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****